Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Announces Second Quarter Results

Cannabis Business Moves Forward with the Approval of $5M Investment

Q2 Financial and Operational Highlights for the 3-month period ended September 30, 2017 compared to the 3-month period ended August 31, 20161

•	Sale of bulk krill oil manufacturing and distribution activities completed. Sherbrooke site retained for new business focus.
•	As a result of the sale, Nutraceutical Segment debt reduced to $7.0 million from $21.7 million, and cash boosted to $34.3 million from $4.5 million as of Sept. 30, 2017.
•	Revenues of $6.8 million, down from $11.6 million last year due to the krill oil sale; revenues up 4.0% sequentially versus 1Q18.
•	Gain of $23.9 million realized from the sale of the krill oil business.
•	Net income of $20.0 million versus net loss of $0.7 million in the prior year.
•	Non-IFRS operating loss[2] was $0.2 million compared to an Adjusted EBITDA[2] of $0.8 million in the prior year.
•	Cannabis business team appointed: Michel Timperio as President, Melody Harwood as Head of Scientific & Regulatory Affairs and Eric Krudener as Director of Product and Brand Development.

Post Quarter End Highlights:

•	Board of Directors approves $5 million investment for plant conversion to cannabis-derived oil production.
•	Company schedules business review day titled “The Cannabis Roadmap” in New York City on November 28, 2017.

Laval, Québec, CANADA – November 14, 2017 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ – TSX: NEPT), today announced its financial and operating results for the 3-month and 6-month periods ended September 30, 2017. All amounts are in Canadian dollars.

Nutraceutical Segment

“Our second quarter of fiscal 2018 and the weeks that followed saw us complete a number of significant transformational actions. We successfully exited the krill oil manufacturing business, we meaningfully strengthened our balance sheet, and we moved full steam ahead with our work to enter the highly profitable legal cannabis space, a segment characterized by its already established size and excellent growth potential,” said Mr. Hamilton, President and Chief Executive Officer of Neptune. “This work has included management staffing, potential supply partnerships and customer engagement, engineering and design. Regarding a critical kickoff step in this process forward, our board recently authorized $5 million of capital investment to adapt our Sherbrooke facility from krill oil to cannabis oil extraction. We will share further details of these plans, and more at our upcoming business review day to be held in New York City later this month.”

At the same time, our Solutions Business and Ingredients products such as MaxSimil continue to perform well. Adjusted for the sale of the krill oil manufacturing business, our Nutraceutical revenue in the second quarter rose 10% versus the first quarter. Our objective for our Solutions Business remains to grow revenue at a double-digit rate for the full year. Overall, we remain excited about the road before us and are confident that our technological, regulatory, and extraction expertise will serve to differentiate Neptune as a premium competitor in both our existing nutraceutical businesses and the cannabis oil opportunity we are targeting,” concluded Mr. Hamilton.

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1 Neptune Nutraceutical Segment.

2 See “Caution Regarding Non-IFRS Financial Measures” and “Reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss” which follow.

“The proceeds received for the divestiture of our krill business have significantly solidified and de-leveraged our balance sheet. Considering announced capital expenditures for the cannabis business as well investment to support its ramp-up, some debt repayment and other business assumptions, we anticipate that the cash position for our Nutraceutical segment will be between $23 and $24 million at year-end on March 31, 2018, which provides ample financial flexibility to execute our business plan,” indicated Mario Paradis, Vice President and Chief Financial Officer.

Nutraceutical Business Results

As previously announced, Neptune transitioned to a new fiscal year-end as at March 31, 2017. Financial information for the three-month and six-month periods ended September 30, 2016 has not been included in these financial statements for the following reasons: (i) the three-month and six-month periods ended August 31, 2016 provides a meaningful comparison for the three-month and six-month periods ended September 30, 2017; (ii) there are no significant factors, seasonal or otherwise, that would impact the comparability of information if the results for the three-month and six-month periods ended September 30, 2016 were presented in lieu of results for the three-month and six-month periods ended August 31, 2016; and (iii) it was not practicable or cost justified to prepare this information.

Second Quarter Financial Results

•	Nutraceutical revenues were $6.8 million for the three-month period ended September 30, 2017, versus $11.6 million for the three-month period ended August 31, 2016.

•	Net income was $20.0 million for the current quarter, versus a net loss of $0.7 million in the prior year.
•	Non-IFRS operating loss[1] was $0.2 million for the current quarter, compared to an Adjusted EBITDA[1] of $0.8 million in the prior year.

The nutraceutical segment second quarter Adjusted EBITDA1 decrease was mainly attributable to the sales and gross margin decrease after the transaction concluded with Aker BioMarine. The nutraceutical segment second quarter net income includes a gain on sale of assets of $23.9 million and impairment loss on inventories of $1.7 million.

Year-to-Date Financial Results

•	Nutraceutical revenues were $13.3 million for the six-month period ended September 30, 2017, versus $22.8 million for the six-month period ended August 31, 2016.

•	Net income was $18.9 million for the six-month period ended September 30, 2017, versus a net loss of $1.9 million in the prior year.
•	Adjusted EBITDA[1] was $0.5 million for the six-month period ended September 30, 2017, compared to $1.9 million in the prior year.

The nutraceutical segment Year-to-Date Adjusted EBITDA1 decrease was mainly attributable to the sales and gross margin decrease after the transaction concluded with Aker BioMarine. The nutraceutical segment Year-to-Date net income includes a gain on sale of assets of $23.9 million and impairment loss on inventories of $1.7 million.

Consolidated Results (including Acasti Pharma)

Second Quarter Financial Results

•	Consolidated revenues totalled $6.8 million for the three-month period ended September 30, 2017, versus $11.6 million for the three-month period ended August 31, 2016.

•	Net income was $16.1 million for the current quarter, versus a net loss of $2.4 million in the prior year.
•	Non-IFRS operating loss[1] was $3.6 million for the current quarter, versus $0.9 million in the prior year.

On a consolidated basis, the current quarter includes a Non-IFRS operating loss1 of $3.4 million and a net loss of $4.5 million for Neptune’s subsidiary, Acasti, which is actively engaged in clinical studies and research and development. For the three-month period ended August 31, 2016, Acasti recorded a Non-IFRS operating loss1 of $1.6 million and a net loss of $2.3 million.

 __________________________

1 See “Caution Regarding Non-IFRS Financial Measures” and “Reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss” which follow.

Year-to-Date Financial Results

•	Consolidated revenues were $13.3 million for the six-month period ended September 30, 2017, versus $22.8 million for the six-month period ended August 31, 2016.

•	Net income was $12.8 million for the six-month period ended September 30, 2017, versus a net loss of $6.2 million in the prior year.
•	Non-IFRS operating loss[1] was $5.1 million for the six-month period ended September 30, 2017, compared to $2.0 million in the prior year.

On a consolidated basis, the six-month period ended September 30, 2017 includes a Non-IFRS operating loss1 of $5.5 million and a net loss of $7.3 million for Neptune’s subsidiary, Acasti, which is actively engaged in clinical studies and research and development. For the six-month period ended August 31, 2016, Acasti recorded a Non-IFRS operating loss1 of $3.9 million and a net loss of $5.5 million.

Consolidated cash and cash equivalents, including $2.4 million of restricted short-term investments, were $39.6 million as at September 30, 2017, with $34.3 million for the nutraceutical segment and $5.3 million for Acasti. Acasti raised additional funds during the thirteen-month period ended March 31, 2017 and is working towards development of strategic partner relationships and plans to raise additional funds in the future, but there can be no assurance as to when or whether Acasti will complete any financing or strategic collaborations. As a result, there exists a material uncertainty that casts substantial doubt about Acasti’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses an adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating loss when the Corporation or segment is in a loss position, to assess its operating performance. This non-IFRS financial measure is directly derived from the Corporation’s financial statements and is presented in a consistent manner. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. This measure also helps the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA (or non-IFRS operating loss when in a loss position) to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Neptune’s method for calculating Adjusted EBITDA (or non-IFRS operating loss) may differ from that used by other corporations.

 __________________________

1 See “Caution Regarding Non-IFRS Financial Measures” and “Reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss” which follow.

Neptune obtains its Consolidated Adjusted EBITDA (or non-IFRS operating loss) measurement by adding to net income (loss), finance costs, depreciation, amortization and impairment loss and income taxes and by subtracting finance income. Other items such as insurance recoveries from plant explosion, royalty settlements, net gain on sale of assets, legal fees related to royalty settlements, tax credits recoverable from prior years and acquisition costs that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Neptune also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA (or non-IFRS operating loss) calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is non-recurring.

Conference Call Details

Neptune will be holding a conference call on November 14, 2017, at 5:00 PM (EST) to discuss its second quarter results for the three-month and six-month periods ended September 30, 2017.

Date:	Tuesday, November 14, 2017

Time:	5:00 PM Eastern Standard Time

Call:	1 (877) 223-4471 (within Canada & the U.S.)
1 (647) 788-4922 (Outside Canada and the U.S.)

Webcast:	A live audio webcast and presentation of the results can be accessed at:
http://neptunecorp.com/en/investors/events-and-presentations/

A replay of the call will be available for replay two hours after the call's completion, until December 14, 2017. The telephone numbers to access the replay of the call are 1 (416) 621-4642 or 1 (800) 585-8367 (toll-free), Conference ID 90228278. The archive of the webcast, along with its accompanying presentation, will also be made available immediately in the Investors section of Neptune’s website under Investor Events and Presentations.

About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise Neptune is working to develop unique extractions in high potential growth segments such as in the medical cannabis field.

Neptune is also pursuing opportunities in the prescription drug markets, through its 34% owned subsidiary Acasti Pharma Inc. ("Acasti"). Acasti focuses on the research, development and commercialization of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

The Company's head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors” and in our MD&A for the interim period ended September 30, 2017 under “Risks and uncertainties”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Contact information
Neptune Wellness Solutions	Investor Relations Contact (U.S.)
Mario Paradis	Ed McGregor/Jody Burfening
VP & CFO, Neptune	LHA
1.450.687.2262 x236	1.212.838.3777
m.paradis@neptunecorp.com	emcgregor@lhai.com

Investor Relations Contact (Canada)
Pierre Boucher
MaisonBrison
1.514.731.0000
pierre@maisonbrison.com

Reconciliation of net income (loss) to non-IFRS operating loss1

(Expressed in thousands of dollars)

Three-month period ended September 30, 2017

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	6,795	–	–	6,795
Gross margin	408	–	–	408
R&D expenses	(375)	(3,385)	581	(3,179)
R&D tax credits and grants	30	36	–	66
SG&A	(2,976)	(1,037)	–	(4,013)
Other income – net gain on sale of assets	23,871	–	–	23,871
Income (loss) from operating activities	20,958	(4,386)	581	17,153
Net finance cost	(908)	(120)	(1)	(1,029)
Income taxes	(7)	–	–	(7)
Net income (loss)	20,043	(4,506)	580	16,117

Adjusted EBITDA[1] (non-IFRS operating loss)[1] calculation
Net income (loss)	20,043	(4,506)	580	16,117
Add (deduct):
Depreciation and amortization	809	667	(581)	895
Finance costs	915	159	–	1,074
Finance income	(9)	(14)	–	(23)
Change in fair value of derivative assets and liabilities	2	(25)	1	(22)
Stock-based compensation	221	295	–	516
Income taxes	7	–	–	7
Impairment loss on inventories	1,719	–	–	1,719
Other income – net gain on sale of assets	(23,871)	–	–	(23,871)
Non-IFRS operating loss[1]	(164)	(3,424)	–	(3,588)

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1 See “Caution Regarding Non-IFRS Financial Measures”.

Reconciliation of net loss to Adjusted EBITDA1 or non-IFRS operating loss1

(Expressed in thousands of dollars)

Three-month period ended August 31, 2016

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	11,587	4	–	11,591
Gross margin	2,587	4	–	2,591
R&D expenses	(366)	(1,621)	581	(1,406)
R&D tax credits and grants	10	23	–	33
SG&A	(2,496)	(856)	–	(3,352)
Loss from operating activities	(265)	(2,450)	581	(2,134)
Net finance income (cost)	(395)	120	(2)	(277)
Income taxes	(8)	–	–	(8)
Net loss	(668)	(2,330)	579	(2,419)

Adjusted EBITDA[1] (non-IFRS operating loss)[1] calculation
Net loss	(668)	(2,330)	579	(2,419)
Add (deduct):
Depreciation and amortization	767	614	(581)	800
Finance costs	683	2	(38)	647
Finance income	(320)	(57)	38	(339)
Change in fair value of derivative assets and liabilities	32	(65)	2	(31)
Stock-based compensation	253	210	–	463
Income taxes	8	–	–	8
Acquisition costs	14	–	–	14
Adjusted EBITDA[1] (non-IFRS operating loss)[1]	769	(1,626)	–	(857)

__________________________

1 See “Caution Regarding Non-IFRS Financial Measures”.

Reconciliation of net income (loss) to Adjusted EBITDA1 or non-IFRS operating loss1

(Expressed in thousands of dollars)

Six-month period ended September 30, 2017

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	13,326	–	–	13,326
Gross margin	2,851	–	–	2,851
R&D expenses	(787)	(5,391)	1,161	(5,017)
R&D tax credits and grants	50	60	–	110
SG&A	(5,797)	(1,853)	–	(7,650)
Other income – net gain on sale of assets	23,871	–	–	23,871
Income (loss) from operating activities	20,188	(7,184)	1,161	14,165
Net finance cost	(1,323)	(100)	(5)	(1,428)
Income taxes	13	–	–	13
Net income (loss)	18,878	(7,284)	1,156	12,750
Total assets	99,408	19,758	(11,294)	107,872
Cash, cash equivalents and restricted short-term investments	34,271	5,329	–	39,600
Working capital[2]	32,885	2,461	1	35,347

Adjusted EBITDA[1] (non-IFRS operating loss)[1] calculation
Net income (loss)	18,878	(7,284)	1,156	12,750
Add (deduct):
Depreciation and amortization	1,748	1,335	(1,161)	1,922
Finance costs	1,496	289	–	1,785
Finance income	(17)	(30)	–	(47)
Change in fair value of derivative assets and liabilities	(156)	(159)	5	(310)
Stock-based compensation	582	331	–	913
Income taxes	(13)	–	–	(13)
Impairment loss on inventories	1,719	–	–	1,719
Other income – net gain on sale of assets	(23,871)	–	–	(23,871)
Legal fees related to royalty settlements	91	–	–	91
Adjusted EBITDA[1] (non-IFRS operating loss)[1]	457	(5,518)	–	(5,061)

_____________________

1 See “Caution Regarding Non-IFRS Financial Measures”.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

Reconciliation of net loss to Adjusted EBITDA1 or non-IFRS operating loss1

(Expressed in thousands of dollars)

Six-month period ended August 31, 2016

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	22,841	7	–	22,848
Gross margin	6,104	7	–	6,111
R&D expenses	(770)	(4,040)	1,161	(3,649)
R&D tax credits and grants	19	47	–	66
SG&A	(5,686)	(1,423)	–	(7,109)
Loss from operating activities	(333)	(5,409)	1,161	(4,581)
Net finance cost	(1,285)	(75)	(3)	(1,363)
Income taxes	(300)	–	–	(300)
Net loss	(1,918)	(5,484)	1,158	(6,244)
Total assets	87,681	23,552	(13,865)	97,368
Cash, cash equivalents and restricted short-term investments	7,125	8,124	–	15,249
Working capital[2]	14,074	6,047	–	20,121

Adjusted EBITDA[1] (non-IFRS operating loss)[1] calculation
Net loss	(1,918)	(5,484)	1,158	(6,244)
Add (deduct):
Depreciation and amortization	1,532	1,223	(1,161)	1,594
Finance costs	1,251	279	(83)	1,447
Finance income	(1)	(106)	83	(24)
Change in fair value of derivative assets and liabilities	35	(98)	3	(60)
Stock-based compensation	670	275	–	945
Income taxes	300	–	–	300
Acquisition costs	38	–	–	38
Adjusted EBITDA[1] (non-IFRS operating loss)[1]	1,907	(3,911)	–	(2,004)

_____________________

1 See “Caution Regarding Non-IFRS Financial Measures”.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.